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BLACKHAWK BANCORP, INC.
400 Broad Street, Beloit, WI 53511



                              FOR IMMEDIATE RELEASE

Contact: Keith D. Hill - Vice President, Chief Financial Officer
Phone: 608-364-8911
FAX: 608-364-8946

   BLACKHAWK BANCORP, INC. ANNOUNCES RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

       Shareholder Proposal Defeated, Directors Elected, Dividend Declared


Beloit, WI - May 21, 2001 -- Shareholders at the Blackhawk Bancorp, Inc. annual meeting voted by a 4-to-1 margin to reject a shareholder proposal seeking the Company engage an investment banking firm to explore its sale. Blackhawk's Board of Directors had recommended that shareholders vote against the proposal and support the Company's continued pursuit of its strategic business plan. Company Chairman and Chief Executive Officer Dennis M. Conerton commented, "We were pleased to see shareholders agree that the long term value of Blackhawk Bancorp is best brought about by improving the Company's performance through the continued implementation of its strategic plan. With our intensive restructuring behind us, management is now able to focus on developing our present markets and continuing to strengthen and build upon our existing customer relationships. While the last two years have been most challenging as the recently acquired institutions were merged into the organization, the 120 year old organization has a solid base to build upon."

Mr. Conerton reviewed key components of that strategic plan that had been completed during 2000, including the Company-wide consolidation of core data processing systems, consolidation of retail product lines, continued development of and growth within the commercial banking functions, consolidation of an under-performing retail branch into a larger facility, and the divestiture of much of the Company's loan servicing portfolio. Two non-recurring charges incurred in the fourth quarter of 2000, as well as associated operating costs for the related matters, prevented the Company's strategic efforts from translating to improved earnings. Looking forward to 2001, Mr. Conerton noted the Company expects to benefit from the Bank's newly introduced courier service which brings the Bank directly to the business customer's doorstep, the release of its internet banking product later in the year and the potential to achieve further leverage from its consolidated operation.


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Mr. Conerton took the opportunity to introduce R. Richard Bastian III, recently appointed as President and COO of the Company and President and CEO of its subsidiary, Blackhawk State Bank. Mr. Bastian's appointment brings nearly thirty years of banking experience, half as CEO, to the organization. Mr. Bastian's record includes major successes leading banks, both large and small, to improved performance.

In addition to rejecting the proposal, shareholders re-elected to the Board of directors for the term of three years Roger K. Taylor, President and CEO of North American Tool Corporation and Charles J. Howard, Chairman of the Board and CEO of William Charles, Ltd. Also elected to a three-year term was first-year nominee Merritt J. Mott, owner and CEO of Rockford Sanitary Systems. In addition to the Blackhawk Board, Mr. Mott serves as a board member of Landstar System, Inc. and Landstar System Holdings, Inc, its wholly owned subsidiary. "We are pleased to have Mr. Mott serving as a Director of Blackhawk with his background, experience and extensive knowledge of our newer Northern Illinois markets."

In concluding the meeting, Mr. Conerton announced that the Board had earlier approved a second quarter dividend of $0.12 per share to all shareholders of record on June 29, 2001, payable on July 11, 2001. This marks the 45th consecutive quarter that a dividend has been paid to the Company's shareholders.

At a meeting of the Board of Directors following the shareholder meeting, R. Richard Bastian, III was also elected to the boards of Blackhawk Bancorp, Inc. and Blackhawk State Bank.

Blackhawk Bancorp, Inc., with total assets of approximately $325.0 million is the parent company of Blackhawk State Bank, which operates four locations in Beloit, Wisconsin, two offices in Belvidere, Illinois and office locations in Rochelle, Oregon, Roscoe and Rockford, Illinois. Blackhawk's stock is traded on the Over the Counter Market under the symbol BKHB.

When used in this communication, the words "believes," "expects," and similar expressions are intended to identify forward-looking statements. The Company's actual results may differ materially from those described in the forward-looking statements. Factors which could cause such a variance to occur include, but are not limited to, changes in interest rates, levels of consumer bankruptcies, customer loan and deposit preferences, and other general economic conditions.

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